SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 11, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated November 11, 2010 the Company reported its financial statements for the three month period ended on September 30, 2010/2009, expressed in thousands.

	09/30/10	09/30/09
	(In thousands Ps.)
Ordinary Period Result
(three-month period): profit	63,454	18,459
Extraordinary Period Result	—	—
(three-month period): profit	—	—
Period Profit	63,454	18,459

Net Worth Composition:
Capital stock	78,206	78,206
Integral adjustment of capital stock	84,621	84,621
Premium on shares and own shares negotiation	522,805	522,805
Technical revaluations	3,953	3,953
Legal Reserve	20,090	20,090
Free availability Reserve	—	15,734
Reserve for new projects	183	62,509
Unallocated earnings	182,556	(3,601)
Total Net Worth	892,414	784,317

In accordance with Article o), Section 63 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the financial statements, the Company’s Capital is Ps. 78,206,421 divided into 782,064,214 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	495,410,107	63.35%
Parque Arauco Argentina S.A.	152,589,700	19.51%
Sociedad Inversora Int. Parque Arauco S.A.	78,527,250	10.04%
Other Shareholders	55,537,157	7.10%

In addition, pursuant to Article p) of the Regulations aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at year-end (as of July 19, 2014), the Company’s Capital would amount to Ps. 223,971,649.8 divided into 2,239,716,498, nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	1,474,986,095	65.86%
Parque Arauco Argentina S.A.	152,686,428	6.82%
Sociedad Inversora Int. Parque Arauco S.A.	555,974,719	24.82%
Other Shareholders	56,069,256	2.50%

For this calculation, the conversion price considered was 0.3240 per share.

On October 7, 2010, holders of convertible notes into shares of the Company have exercised their right of conversion. As a result, 477,544,197 common shares were issued. After the conversion aforementioned, the number of outstanding shares of the Company amount to 1,259,608,411

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: November 11, 2010.